Table of Contents

SCHEDULE TO-C

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

RIVIANA FOODS INC.

(Name Of Subject Company (Issuer))

EBRO PULEVA PARTNERS G.P.
EBRO PULEVA S.A.
HERBA FOODS S.L.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $1.00 PER SHARE

(Title of Class of Securities)

769536103

(CUSIP Number of Class of Securities)

Jaime Carbó Fernández
Chief Financial Officer
Ebro Puleva S.A.
Calle Villanueva 4
28001 Madrid, Spain
+34 91 724 5355

(Name, address and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:

Douglas L. Getter, Esq.
Dewey Ballantine
One London Wall
London EC2Y 5EZ
United Kingdom
+44 (0)20 7456 6000

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

TABLE OF CONTENTS

Item 12:  EXHIBITS

(a)(5)(1)	Press release issued by Ebro Puleva S.A. on July 23, 2004

(a)(5)(2)	Materials from analyst presentation made by Ebro Puleva S.A. in Madrid, Spain on July 23, 2004
Exhibit (a)(5)(1)
Exhibit (a)(5)(2)